Exhibit 4.106

Maximum Guarantee Contract

Contract No.: GONGGAOBAOZIDI2014061805

Guarantor: Shijie Kaiyuan Auto Trading Group Co., Ltd

Guarantee : China Minsheng Bank Shijiazhuang Branch

Signing Date : June 19, 2014

Guarantee Definition : To ensure multiple loans Party B (Pledgee) has lent to Ganglian Finance Leasing Co., Ltd., Party A (Pledgor) is willing to provide the Maximum Pledge Guarantee hereunder for Party B.

Maximum Amount: RMB100, 000,000

Mortgage Term : June 19, 2014 to June 18, 2015